EXHIBIT 99.1

NewsRelease

TransCanada Alters Québec Scope of Energy East Pipeline Project
Decision a Result of Continued Conversations with Communities and Stakeholders

MONTREAL, Québec – April 2, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it is altering the scope of the Energy East pipeline project in Québec as part of its continued commitment to stakeholder consultation, environmental stewardship and community safety.  Part of that altered scope includes the decision not to build a marine and associated tank terminals at Cacouna, Québec.  Potential alternative terminal options in Québec are being reviewed.  Québec and New Brunswick refineries would continue to be connected directly to Energy East.

“This decision is the result of the recommended change in status of the Beluga whales to endangered and ongoing discussions we have had with communities and key stakeholders,” said Russ Girling, TransCanada’s president and chief executive officer.  “We have listened and our decision reflects that.  Our goal has been to strike a balance between TransCanada’s commitment to minimizing environmental impacts and the imperative to build modern infrastructure to safely transport the energy Canadians need and consume every day.”

One of the key learnings from discussions with stakeholders was related to emergency response plans, which are developed with local agencies along the pipeline route.  Typically, these detailed plans are finalized and provided to the National Energy Board (NEB) in the latter part of the regulatory process.  The Energy East team has heard how significant these documents are to communities and other stakeholders.  In response, the development and submission of these emergency response plans will be brought to the NEB earlier in its process.

“We want Canadians to know that we have and will continue to listen,” concluded Girling.  “The Energy East pipeline will be designed and operated with a singular focus on safety – that is what Canadians expect and that is what TransCanada will deliver.  We all recognize that oil is essential in our daily lives.  We need it to operate our vehicles, fuel airplanes, produce smart phones, manufacture heart valves and make the thousands of products we rely on every day.  We must ensure the oil is transported safely and reliably and pipelines are the best way to do that.”

Girling highlights Energy East represents the opportunity to establish a reliable supply of primarily Western Canadian crude oil for refineries in Québec and New Brunswick.  In addition, the project will support 14,000 direct and indirect full-time jobs across Canada during development and construction, and generate more than $7 billion in additional tax revenues in the first 20 years of operation for local, provincial and federal governments, along with billions of dollars in economic activity across the country.

TransCanada will be advising the NEB that the company will not be proceeding with a marine terminal in Cacouna and is evaluating other options.  Any amendments to the applications for Energy East reflecting the outcome of that evaluation are expected to be filed with the NEB in the fourth quarter of 2015.  The result of this alteration to the project scope and further refinement of the project schedule is expected to result in an in service date of 2020.

The 1.1 million barrels per day (bbl/d) Energy East project has secured approximately one million bbl/d of firm, long-term contracts.  The $12 billion project is an important element of TransCanada’s $46 billion of commercially secured growth projects.  Over the remainder of the decade, subject to required approvals, this industry-leading portfolio of contracted energy infrastructure projects is expected to generate significant growth in earnings, cash flow and dividends.

For more information about the pipeline project, visit the project websites at:
www.energyeastpipeline.com or www.oleoducenergieest.com

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 13, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Tim Duboyce
514.982.8403 (office), 514.378.5670 (cell) or 1.800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 1.800.361.6522